Exhibit 4.35

INDIA NON JUDICIAL

Government of National Capital Territory of Delhi

e-Stamp

Certificate No.	:	IN-DL81678782585233M

Certificate Issued Date	:	19-Jul-2014 10:18AM

Account Reference	:	SHCIL (FI)/ dl-shcil/ HIGH COURT/ DL-DLH

Unique Doc. Reference	:	SUBIN-DLDL-SHCIL60361303775026M

Purchased by	:	SESA STERLITE LIMITED

Description of Document	:	Article 5 General Agreement

Property Description	:	LOAN AGREEMENT

Consideration Price (Rs.)	:	0
(Zero)

First Party	:	SESA STERLITE LIMITED

Second Party	:	NA

Stamp Duty Paid By	:	SESA STERLITE LIMITED

Stamp Duty Amount(Rs.)	:	200
(Two Hundred only)

Please write or type below this line

CORPORATE LOAN AGREEMENT

THIS LOAN AGREEMENT made at New Delhi as on the 21st day of July 2014.

BETWEEN

INDIA NON JUDICIAL

Government of National Capital Territory of Delhi

e-Stamp

Certificate No.	:	IN-DL81676176453862M

Certificate Issued Date	:	19-Jul-2014 10:14 AM

Account Reference	:	SHCIL (Fl)/ dl-shcil/ HIGH COURT/ DL-DLH

Unique Doc. Reference	:	SUBIN-DLDL-SHCIL60370911566930M

Purchased by	:	SESA STERLITE LIMITED

Description of Document	:	Article 15 Indemnity Bond

Property Description	:	NA

Consideration Price (Rs.)	:	0
(Zero)

First Party	:	SESA STERLITE LIMITED

Second Party	:	NA

Stamp Duty Paid By	:	SESA STERLITE LIMITED

Stamp Duty Amount(Rs.)	:	100
(One Hundred only)

Please write or type below this line

SESA STERLITE LIMITED, a company incorporated under the Companies Act, 1956 with Corporate Identification No. L13209GA1965PLC000044, having its Registered office at Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa-4030001 and having its office at Core 6, Scope Complex, 7, Lodhi Road, New Delhi - 110003 (hereinafter called the “Borrower” or the “Company” which expression shall, unless it be repugnant to the subject or context thereof, include its successors and permitted assigns) of the ONE PART;

AND

STATE BANK OF INDIA, a body Corporate constituted under the State Bank of India Act, 1955 and having its Central Office at State Bank Bhavan Madame Cama Road, Mumbai 400 021 acting through its Corporate Accounts Group, BKC-Branch at The Capital, A Wing, 16th Floor, Bandra Kurla Complex, Bandra (E), Mumbai-400 051 (hereinafter referred to as the “Bank” or the “Lender” which expression shall unless repugnant to the context or meaning thereof be deemed to include its successors and assigns) of the SECOND PART;

AND

SBICAP TRUSTEE COMPANY LIMITED a company incorporated under the Companies Act, 1956, and having its registered office at 202, Maker Tower ‘E’, Cuffe Parade, Mumbai – 400 005, and having its office at 6th Floor, Apeejay House, 3, Dinshaw Wachha Road, Churchgate – 400 020 (hereinafter referred to as the “Security Trustee”, which expression shall, unless it be repugnant to the subject or context thereof, include its successors and permitted assigns) of the THIRD PART;

WITNESSETH:

WHEREAS the Borrower has requested the Bank to provide financial assistance in the form of corporate loan for a sum not exceeding of Rs. 5000 crores (Rupees Five Thousand Crores only) for the purpose of shoring up of net working capital – repayment of CPs and other short term liabilities (hereinafter referred to as the “Facility”).

AND WHEREAS the Bank has at such request of the Borrower agreed to grant a corporate loan for a sum not exceeding of Rs. 5000 crores (Rupees Five Thousand Crores only) subject to the terms and conditions contained in this Agreement and also in the Sanction Letter Nos.CAG- BKC/- AMT-4/2013-14/210 dated 17th February 2014 and CAG-BKC/- AMT-4/2014-15/58 dated 23rd June 2014 and the security documents that may be executed hereafter in respect of the said Facility and on such oilier terms and conditions as may be necessary and notified from time to time by the Bank to the Borrower and accepted by the Borrower.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	In this Agreement and the Schedule hereunder, unless there is something inconsistent with the subject or context, the following expressions shall have the following meanings namely:

Applicable Interest Rate means a rate per annum equal to sixty bps (0.60%) above the SBI Base Rate (with present effective rate being 10.60% p.a.) with monthly rests subject to change from time to time in accordance with change in Bank’s Base Rate. Provided, however, the Bank reserves the right to revise the Applicable Interest Rate after every three years from the date of execution of this Agreement and also ill the event of any downgrade in the external credit rating of the Borrower. For the purpose of clarity, downgrade in external credit rating shall mean downgrade from the existing category of AA rating to A category or below, AA category Credit Rating would mean credit rating of ‘AA-’, ‘AA’ and ‘AA+’.

Aluminium Division of the Borrower shall mean the project comprising of following facilities:

(i)	1 MTPA alumina refinery along with 75 MW co-generation power plant in Lanjigarh

(ii)	0.5 MTPA Aluminium Smelter along with 1215 MW (9*135 MW) captive power plant in Jharsuguda

(iii)	1.1 MTPA Aluminium Smelter in Jharsuguda

Available Commitment means at anytime the amount of Rs.5000 Crores (Rupees Five Thousand Crores only) to the extent not suspended or cancelled pursuant to the terms of this Agreement, as reduced by the aggregate amount of all its Disbursements in accordance with this Agreement, being the maximum amount from time to time which the Bank has committed to make available under the Facility.

Availability Period means unless the Bank otherwise agrees, a period upto December 31, 2014 or the day on which the Available Commitment is zero, whichever is earlier or such extended period, as may be agreed between the Bank and the Borrower.

Business Day means the day on which the Banks are open for business in Mumbai, where any payment is required under this Agreement to be made or received.

Commitment Fee shall mean a sum payable by the Borrower to the Bank which is equivalent to 1.20% per annum of the amount nut drawn by the Borrower according to the Drawdown Schedule and calculated for the number of days deviated from the scheduled drawdown date in the event of any delay in drawing the Facility for a period beyond one month from the scheduled drawdown date.

Current ratio shall mean all the current assets divided by the current liabilities of the Borrower.

Disbursement shall mean advancing the funds by way of corporate loan under this Agreement subject to a) completion of all conditions precedent, and b) giving at least two (2) Business Days notice or such shorter period as may be agreed by the Bank.

However, disbursement or the entire Facility has to be availed by the Borrower latest by 31.12.2014, unless agreed by the Bank for an extended period.

Drawdown Schedule means the schedule for drawdown furnished by the Borrower to the Bank for disbursement within the availability period up to 31st December, 2014. The Drawdown Schedule can be revised by the Borrower anytime by giving 15 days’ notice to the bank.

Drawing means a request for Disbursement of the Facility made by the Borrower pursuant to this Agreement.

Due Date means in respect of:

a)	Repayment of principal – the Repayment Dates on which the installments of principal falls due as stipulated in this Agreement;

b)	Interest – the interest Payment Date;

c)	Any other amount payable under this Agreement the date on which such amount falls due in terms of this Agreement; or

d)	Such other dates on which any amounts including principal, interest, or otherwise, fall due in terms of this Agreement whether at stated maturity or on acceleration.

Encumbrance means any mortgage, charge (whether fixed or floating), pledge, lien, encumbrance, hypothecation, security interest, title retention or other security arrangement of any kind;

Event of Default means any of the events referred to in Clause 12;

Excluded Assets means the following assets:

(i)	assets in relation to Lanjigarh expansion Project.

(ii)	assets that have been charged exclusively in favour of LIC.

Facility means the corporate loan for a sum of Rs.5000 crores (Rupee Five Thousand Crores only) on the terms and conditions set out in this Agreement and, Sanction Letters CAG-BKC/ AMT-4/ 2013-14/210 dated 17th February 2014 and CAG-BKC/ AMT-4/ 2014-15/58 dated 23rd June 2014.

Fixed Asset Coverage Ratio or FACR at any time shall mean the ratio of (i) the aggregate of the Net Fixed Assets of Aluminium Division, to (ii) aggregate outstanding loans secured by way of first charge on the Net Fixed Assets of Aluminium Division.

Finance Documents shall mean this Agreement, and the Security Documents and such documents as may be required La he executed or obtained under, pursuant to, or in connection with the Facility under this Agreement and other related agreements to perfect and validate this Agreement and Security Documents.

Final Settlement Date shall mean the date on which all Obligations of the Borrower under this Agreement shall have been paid and discharged in full to the satisfaction of the Bank.

GDSCR shall mean sum total of net profit, depreciation, non-cash expenses, deferred tax and interest excluding interest on working capital loans divided by sum total of long term loan installment excluding prepayments and interest payable excluding interest on working capital loans by the Borrower in any financial year. Any long term loan refinanced/ substituted by way of fresh facility, and/or repaid by sale of surplus investments/deposits shall not be considered for calculation of GDSCR.

Interest Coverage Ratio means the sum total of profit after tax including non operating income, depreciation, interest and other non cash items debited to the P&L A/eto the aggregate of interest on borrowings for the year.

Interest Payment Date means the first day of every calendar month falling after the date of first Disbursement till the Final Settlement Date.

Loan means the aggregate principal amount for the time being and from time to time outstanding under the Facility.

Loan Agreement shall mean this Agreement, as may be amended or supplemented in writing signed by the parties hereto from time to time.

Material Adverse Effect shall mean any event, occurrence or change in facts, conditions or other change or effect which has resulted or could reasonably be expected to be materially adverse to any of the following viz.

i)	the Borrower, its business, operations or results of operations,

ii)	the Security provided to the Bank under the Security Documents,

iii)	the Borrower or the business or financial condition of the Borrower

iv)	the ability of the Borrower to observe or perform any of its obligations under the Loan Agreement,

v)	the legality, validity and enforceability of any Finance Document; and

vi)	the enforcement of the rights and remedies of the Bank.

Net Fixed Assets shall mean the value of fixed assets (including capital work in progress) as reduced by the accumulated depreciation.

Obligations shall means the Borrower’s obligation to repay, pay or reimburse, as the case may be, the Loan, interest, additional interest, prepayment penalty, commitment fee, all costs, charges and expenses and other monies owing by, and all other present and future obligations and liabilities of the Borrower to the Bank under this Agreement, legal expenses and costs incurred by the Bank under or in respect of this Agreement and/or Security Documents executed by the Borrower or any other person.

PBDIT shall mean sum total of profit before tax including non operating income, depreciation, interest and any extraordinary or exceptional item debited to the P&L A/c.

Post Default Rate means the rate at which interest shall be payable by the Borrower upon default in payment of any interest or principal of the Loan or any other obligation that is not paid when due (whether at stated maturity, by acceleration, by mandatory prepayment or otherwise), a rate per annum equal to One Percent (1.0%) on the entire outstanding for the period of default plus the Applicable Interest Rate as in effect from time to time with monthly rests.

Potential Event of Default shall mean happening or occurrence of any event, which with the lapse of time, determination of materiality or giving of notice would become an Event of Default as specified in Clause 12 of this Agreement.

Quarter means each of the consecutive periods of three months commencing from 1st of April, 1st of July, 1st of October and 1st of January, in each financial year.

Repayment Dates shall mean the last Business Day of each Quarter commencing from 31st December, 2014, as stated in the Repayment Schedule.

Repayment Instalment means each of the 30 consecutive quarterly instalments by which the Borrower shall repay the Loan, the first of which shall fall due for payment in December 31, 2014.

Repayment Schedule means the schedule of Repayment given at the end of this Agreement as Schedule-I.

Return on Capital Employed shall mean PBDIT divided by Net Fixed Assets of the Borrower.

Sanction Letters mean the letter No. CAG-BKC/ AMT-4/ 2013-14/ 210 dated 17th February, 2014 and letter No. CAG-BKC / AMT-4/ 2014-15/58 dated 23rd June, 2014 issued by the Bank inter alia setting out the terms and conditions of the Facility as modified by the Bank and accepted by the Borrower from time to time.

Secured Property shall mean all the assets (whether tangible or intangible or movable or immovable) over which Security is created under The Security Documents in favour of the Security Trusted Bank for securing the Facility.

Security Documents means the Security Trustee Agreement, Hypothecation Agreement and other documents, agreements, instruments, deeds, writings, undertaking executed/to be executed by the Borrower or any other person in favour of the Security Trustee/ Bank and any reference to the “Security Documents” shall be construed, as the context may permit, as a reference to any or all of them.

Security Trustee shall mean SBICAP Trustee Company Limited a company incorporated under the Companies Act (1 of 1956) having its Corporate Identification No. U6S991MH2005PLC158386 and its registered office at 202, Maker Tower ‘E’, Cuffe Parade, Mumbai 400 005 and an office at Apeejay House, 6th Floor, Dinshaw Wachha Road Churchgate, Mumbai – 400 020 or such other person who is authorised to act as a trustee.

Security Trustee Agreement shall mean the agreement entered on July 21, 2014 amongst, inter alia, the Lender, Security Trustee and the Borrower, with respect to appointment of the Security Trustee, on terms and conditions thereof and other matters connected therewith, as may be amended or supplemented from time to time

Total Outside Liabilities in relation to the Borrower shall mean all secured and unsecured loans, including current liabilities of the Borrower.

Tangible Net Worth shall mean paid-up capital (equity/ preference share capital), share premium and reserves (excluding revaluation reserves) less intangible assets.

Un-Subordinated Indebtedness shall mean any debt or liability that in the event of the debtor’s bankruptcy has a superior claim to the assets of the debtor than any other classes of debt or liability.

1.2	The Clause headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless otherwise specified, all references to Clauses and schedules are to clauses of and schedules to this Agreement. Unless the context otherwise requires words denoting, the singular number shall include the plural and vice versa.

1.3	The Borrower’s application and the subsequent correspondence with the Bank (hereinafter collectively referred to as “the Borrower’s proposal”) shall be deemed to constitute the basis of this Agreement and of the Facility to be granted by the Bank; and the Borrower hereby warrants the correctness of each and every statement and particulars therein contained and undertakes to carry out the proposal therein set forth.

1.4	The Borrower declares and confirms that the Facility agreed to be granted to the Borrower shall be governed by the terms and conditions set out in the Sanction Letter as may be modified by the Bank and accepted by the Borrower from time to time, as well as those embodied in this Agreement and the Security Documents.

1.5	The Borrower undertakes to notify in writing to the Bank of any circumstances affecting the correctness of any of the particulars set forth in the Borrower’s proposal immediately on the happening or occurrence of any such circumstance.

2.	LOAN AND PURPOSE

2.1	The obligation of the Bank to make Disbursement under this Agreement shall be subject to the Borrower complying with the terms and conditions of this Agreement to the satisfaction of the Bank, besides compliance by the Borrower with the Disbursement Procedure, if any, stipulated by the Bank, such as submission of necessary information, documents, etc., to the satisfaction of the Bank.

2.2	The Facility is being availed by the Borrower for the purpose of Shoring up of Net Working Capital – repayment of CPs and other short term liabilities. Accordingly the Borrower shall apply the amounts drawn by it hereunder in or towards such purpose.

2.3	The Borrower shall utilise the Facility only for the purpose stated in their proposal and approved by the Bank. If for any reason the Borrower finds it unable to comply with this condition, it shall immediately inform the Bank in writing, of the same, and reasons therefor and shall, unless otherwise agreed to by the Bank, repay forthwith, the loan together with interest and all other monies due and payable in respect thereof. The Bank shall be under no obligation to monitor or verify the application of the Disbursements made under the Facility or any part thereof.

3	AVAILABILITY

3.1	The Borrower may draw down the Facility in one or more tranche, during the Availability Period subject to the Bank having received the following and found satisfactory, not later than the date of first Drawing:

a)	this Agreement and Security Documents (other than the documents relating to the Security which is permitted to be created at a later date) duly executed by the Borrower and filing of charge with ROC;

b)	A copy of the memorandum and articles of association of the Borrower certified by a Director or Secretary of the Borrower to be true, complete and up to date as in force on the date of this Agreement;

c)	Copy of the resolution of the members of the Company, wherever applicable and copy of the resolution of Board of Directors / Finance Standing Committee/ Committee of Directors of the Borrower certified by a Director or Secretary of the Borrower to be true, in full force and effect at the date of receipt by the Bank approving the terms of this Agreement and the transactions contemplated by this Agreement and authorising the execution of this Agreement and the Security Documents executed by the Borrower under the common seal of the Borrower, wherever applicable and authorising a person or persons to sign and deliver on behalf of the Borrower any notice, request, communication and documents to be given by the Borrower pursuant to or in connection with this Agreement;

d)	Specimen signatures of each of the authorised signatories referred to in clause (c) above;

e)	Evidence satisfactory to the Bank that all approval, authorisations and consents (if any) necessary for any matter or thing contemplated by this Agreement have been obtained and remain in full force and effect;

f)	Evidence satisfactory to the Bank that the Borrower has complied with all pre-Disbursement conditions under this Agreement, including without limitation execution of this Agreement and the Security Documents in a form acceptable to the Bank;

g)	Draw down Schedule and the Notice of Drawdown;

h)	Provided no Event of Default has occurred and no Potential Event of Default is continuing unremedied or the same has been waived.

3.3	Drawing may only be made on a Business Day falling within the Availability Period by providing a written notice of Drawdown, however, disbursement of the entire Facility has to be availed by the Borrower latest by 31.12.2014. The Bank may in its absolute discretion extend the Availability Period.

3.4	Disbursement will be made, subject to the Borrower complying with the provisions of this Agreement.

3.5	Notwithstanding anything contained hereinabove, the Borrower hereby agrees and confirms that the Bank reserves the absolute right to cancel the limits (either fully or partially) unconditionally without prior notice in the event of:

(a)	the limits/ part of the limits are not utilized by the Borrower at the end of the Availability Period and/or;

(b)	any deterioration in the loan accounts in any manner whatsoever, and/or;

(c)	any non compliance of the terms and conditions of sanction.

4	INTEREST

4.1	The Borrower shall pay interest on the Loan outstanding for the time being, and from time to time, calculated at the Applicable Interest Rate with monthly rests in accordance with the following provisions of this clause commencing from the date of first Disbursement till the Final Settlement Date. The Applicable Rate of Interest is subject to change from time to time in accordance with change in Bank’s base Rate and other directives as applicable to this Facility.

4.2	Interest rate shall be reviewed and reset after every three years from the date of documentation. In the event of re-pricing by the Bank as stated in this clause is not acceptable to the Borrower, the Borrower may prepay the Facility without any prepayment penalty in accordance with clause 6.3 of this Agreement.

4.3	Interest shall accrue from day to day and shall be calculated on the basis of actual number of days elapsed in a year of 365 / 366 days and shall be paid in arrears on the Interest Payment Dates falling at monthly intervals.

4.4	In the event of default by the Borrower in the payment of any sum due pursuant to this Agreement on the Due Date for payment (whether at stated maturity, by acceleration, by mandatory prepayment or otherwise), the Borrower shall pay interest at Post Default Rate i.e., one percent (1.00%) per annum above the Applicable Interest Rate (Default interest) on the entire outstanding Loan amount including the defaulted amount calculated from the Due Date thereof until actual payment of the defaulted amount to the satisfaction of the Bank.

4.5	In the event of the Borrower’s failure to create and perfect security within six months from the date of documentation or such extended period is may be agreed by the Bank in its sole discretion, the Borrower shall pay penal interest at the rate of 1% per annum on the entire outstanding Loan amount over and above the interest payable under section 4.1 or section 4.4 as the case may be from the date of expiry of 6 months or such extended period until the date on which the Borrower shall create and perfect the Security to the satisfaction at the Bank.

4.6	In the event of any adverse deviation exceeding 20% from the levels stipulated in clause 10.3 of this Agreement in any two of the financial covenants stated therein the Borrower shall pay penal interest on the outstanding Loan at the rate of 0.25% p.a. over and above the Applicable Interest Rate for the period of adverse deviation provided external credit rating of AA category is maintained. However, if the external credit rating of the Borrower is below the AA category during the period of the said adverse deviation. then Borrower shall pay penal interest on the outstanding Loan at the rate of 1% p.a. instead of 0.25% p.a. over and above the Applicable Interest Rate for the period of adverse deviation.

4.7	In the event of downgrade in the external credit rating of the Borrower, the bank reserves the right to reset the interest spread, For the purpose of clarity, downgrade in external credit rating shall mean downgrade from the existing, AA category rating to A category or below. In the event of re-pricing by the Bank as slated in this clause is not acceptable to the Borrower, the Borrower may prepay the Facility without any prepayment penalty.

4.8	Unless the Borrower is able to, by way of evidence, prove the contrary, the Statement of the Bank as to the rate and amount of interest, default interest or penal interest payable pursuant to this Agreement shall, in the absence of manifest error, be conclusive and binding on the Borrower.

5	COMMISSION, FEES AND CHARGES

5.1	The Borrower shall pay or reimburse the Bank on demand all reasonable expenses (including, but not limited to, legal fees) in connection with the negotiation, preparation and execution of this Agreement and other Security Documents or in enforcing, perfecting, protecting or preserving (or attempting to do so) any of the rights, or in suing for or recovering any sum due from the Borrower under this Agreement and other Finance Documents.

5.2	The Borrower shall pay all stamp and other duties and taxes, levies and imposts, both present and future, to which this Agreement and/or other Security Documents may be subject or give rise and will indemnify the Bank against any and all liabilities with respect to or resulting from any delay or omission on the part of the Borrower in the payment of such duties or taxes. Any stamp duty, levy or other form of charges applied by the Government of India or any of its agencies Or relevant State Government or any of its agencies shall be for the account of the Borrower.

5.3	If the Borrower fails to draw the Facility according to the Drawdown Schedule, and if the delay is beyond one month, the Borrower shall pay a Commitment Fee calculated at the rate of 1.20% per annum of the amount not drawn by the Borrower for the number of days deviated from the Drawdown Schedule Commitment Fee shall not be Applicable beyond the Availability Period. The Drawdown Schedule can be revised by the Borrower anytime by giving 15 days’ notice to the Bank.

5.4	On or before the date of execution of this Agreement the Borrower shall pay to the Bank a non-refundable and non adjustable Up-Front Fee calculated at the rate 0.40% of the total amount of the of the Facility amount i.e., Rs.20 cr along with applicable Service Tax.

6	REPAYMENT AND PREPAYMENT

6.1	The Borrower shall repay the principal amount of the Loan in 30 (thirty) consecutive quarterly instalments (repayment Instalments) on the Repayment Dates mentioned in the Repayment Schedule. The Repayment shall commence from December 31, 2014 and ends on 31st March, 2022.

6.2	The Borrower may prepay the whole or part of the Loan together with interest on that amount accrued up to the date of prepayment by paying a prepayment penalty calculated at the rate of 0.25% of the amount being prepaid and other applicable taxed thereon to the Bank. Notwithstanding anything stated in this Agreement, no prepayment penalty shall be payable by the Borrower to the Bank if the pre-payment is made from surplus cash accruals of the Company by giving a prior notice of 15 days.

6.3	The following are the general provisions relating to prepayment:

(a)	All notice of prepayment under this Agreement shall be given to the Lender in writing and shall be irrevocable and unconditional.

(b)	If the payment is not made in terms of the prepayment notice, then the same will be considered as irregularity in the account to the extent of amount not paid as per prepayment notice unless otherwise waived by the Lender.

(c)	No amount prepaid under this Agreement may subsequently be re-borrowed by the Borrower under the Facility.

7	SECURITIES FOR THE FACILITY

7.1	The Borrower shall secure the unconditional discharge and irrevocable repayment of the Loan and payment of all interest, including default interest and penal interest, up-front fee, premia on prepayment or on redemption costs, charges, expenses and other monies whatsoever stipulated as due and payable by the Borrower to the Bank under this Agreement as under:

a.	by creating a first pair passu charge by way of hypothecation of the movable fixed assets of the Aluminium Division of the Borrower, both present and future;

b.	By creating first pari passu charge by way of mortgage on all the immovable fixed assets of the Aluminium Division of the Borrower, both present and future.

(Hereinafter charge over the movable and immovable fixed assets shall be collectively referred to as the “Security”)

c.	The Security shall not include Excluded Assets

7.2	The Borrower shall create and perfect in favour of the Security Trustee/ the Bank the security as stated herein within the stipulated timeframes:

a.	The Borrower shall create security over movable fixed assets stipulated under Clause 7.1 (a) and get it registered with concerned Registrar of Companies prior to first disbursement of the Facility.

b.	The Borrower shall arrange So obtain No Objection Certificate (NOC) from the existing chargeholders to the satisfaction of the Bank and create and perfect security over immovable fixed assets stipulated under Clause 7.1 (b) within 6 (six) months from the date of execution of this Agreement or such extended period as may be agreed by the Bank in its sole discretion.

7.3	The Borrower shall create anti perfect in favour of the Security Trustee/ the Bank the security as slated herein within six months from the date of execution of this Agreement. Any failure on the pan of the Borrower to create and /or perfect the security within stipulated nine of six months from the date of execution of this Agreement, the Borrower shall be liable to pay penal interest at the rate of 1% p.a. on the entire Loan outstanding from the date of expiry of the said 6 months period or such extended period as may be agreed by the Bank in its sole discretion until the creation and perfection of security to the satisfaction of the Bank.

7.4	The above Security for the Bank will be shared on pari passu first charge basis with other Lenders / Bondholders (both present and future) of the Company. However, the Borrower shall always maintain a minimum FACR of 1.25 times of the outstanding loan amount during the currency of the Facility and shall provide a certificate from a Chartered Accountant confirming FACR of at least 1.25.

7.5	The Borrower shall not create additional charge on the Security without the prior written permission of the Bank, if the FACR on the outstanding loan falls below 1.25.

7.6	ECB of USD 545 million borrowed by the Borrower earlier would continue to have a residual and subservient charge on the Assets of the Aluminium Division charged / to be charged to the Bank.

8	AGREEMENT TO CREATE SECURITY OVER IMMOVABLE PROPERTIES

8.1	The Borrower shall agree, declare, affirm and irrevocably undertake to create and perfect security in favour of the Security Trusted/ Bank over the entire immovable properties, both present and future, of its Aluminium Division (other than Excluded Assets) as described in the Schedule II hereunder by way of mortgage by deposit of title deeds (equitable mortgage) or by a registered mortgage as may be decided by the Bank at the Borrowers costs and expenses, as security within six months from the date of execution of this Agreement for the Facility granted by the Bank.

8.2.	The Borrower declares and assures that all immovable properties to be mortgaged to the Bank are the absolute properties of the Borrower at the sole disposal of the Borrower and free from any prior charge lien or encumbrance except such charge lien or encumbrance as have been notified to the Bank as detailed in Schedule III hereto and accepted by it as having ranking pari passu with its charge and that all the future immovable properties and other assets to be given as security to the Bank shall he likewise the unencumbered absolute and disposable property of the Borrower and the Borrower shall not except as provided in the Agreement or without the Bank’s prior written permission lease or sell or exchange or create any mortgage, charge, lien or encumbrance of any kind upon or over the same or on its Aluminium Division’s undertaking and assets (Including uncalled share capital or any part thereof) except to the Bank nor suffer any such mortgage, charge lien, or encumbrance to affect the same or any part thereof nor do or allow anything that may prejudice the security while the Borrower remains indebted or liable to the Bank in any manner.

8.3	The Borrower shall further agree and undertake that the Borrower shall create and perfect the Security within six months from the date of execution of this Agreement or such extended period as may be agreed by the Bank in its sole discretion.

8.4	The Borrower declares that it possesses will possess valid and marketable title and interest over the Schedule II properties, free and clear of any Security Interest subject to existing charges on the same and / or charges to be created in future in terms of the provision of the Loan Agreement or with the Bank’s prior written permission and the Security Interest(s) created or expressed to be created by the Security Documents is valid and enforceable.

8.5	Within 6 months from the date of execution of this Agreement, the Borrower shall procure and submit to the Bank all necessary Clearances (including consent under Section 281(1) of the Income Tax Act, 1961) and also consents from its existing lenders as may be required to create and perfect the Security.

8.6	The Borrower shall do everything necessary to maintain the Security in full force and effect at all times (including the priority thereof) and preserve anti protect the Security and project and enforce its rights and title, to the satisfaction of the Bank, Prior to creation of Security the Borrower, shall if required by the Bank, make out a good and marketable title to the Schedule II properties and comply with all such formalities as may be necessary or required for the said purpose.

9A.	REPRESENTATIONS AND WARRANTIES

9A.1	The Borrower hereby agrees, declares and covenants that the Bank has agreed to enter into this Agreement and to make Disbursement under the Facility to the Borrower, relying upon the following representations and warranties made by the Borrower to the Bank:-

a)	The Borrower is a company duly incorporated and validly existing under the Laws of India and has the power and authority to own its assets and to conduct the Business which it conducts and/or proposes to conduct.

b)	The Borrower has the corporate power to enter into, exercise its rights and perform and comply with its Obligations under this Agreement including borrowing under this Agreement;

c)	The execution of this Agreement on behalf of the Borrower and the performance of its Obligations under this Agreement have been duly authorised by all necessary corporate action and the Obligations expressed as being assumed by it under this Agreement constitute and will constitute valid, legal and binding Obligations of the Borrower enforceable against it in accordance with their terms;

d)	Neither the execution and delivery of this Agreement nor the exercise of any of its rights under this Agreement nor the performance or observance of any of its Obligations under this Agreement will:

(i)	Conflict with, or result in any breach of, any law, statute, regulation indenture, mortgage, trust deed, agreement or other instrument arrangement obligation or duty by which the Borrower is bound; or,

(ii)	Cause any limitation on any of its powers whatsoever and howsoever imposed, or on the right or ability of the directors of the Borrower to exercise such powers, to be exceeded.

e)	The Borrower is not in default under any law, statute regulation, indenture, mortgage, trust deed, agreement or other instrument, arrangement, obligation or duty by which it is bound, where failure to do has had or could reasonably be expected to have a Material Adverse Effect.

f)	The audited accounts of the Borrower for the year ended the 31st day of March, 2014 were prepared in accordance with generally accepted accounting principles, standards and practices consistently applied and give a true and fair view of the results of the operations of the Borrower for that period and the financial position of the Borrower as at that date and there has been no material adverse change in the business, assets, conditions or operations of the Borrower since that date.

g)	No material litigation or administrative or arbitration proceedings before or of any court, tribunal, arbitrator, administrative or governmental authority or dispute with any governmental authority are presently in process, pending or, to the best of its knowledge, information and belief, threatened against it which might have an adverse effect on its ability duly to perform and observe any of its obligations under this Agreement.

h)	No Event of Default has occurred and no other event, which with the giving of notice and/or lapse of time might constitute an Event of Default, has occurred and is continuing un-remedied at the date of this Agreement.

i)	It is not in default of any statutory dues such as income tax, corporation tax, and all other taxes and revenues payable to Government or any local or other authority except those are contested in good faith by proper proceedings and are disclosed/ to be disclosed in the latest balance sheet of the Borrower.

9A.2	The representations and warranties contained in this clause shall be deemed to be repeated by the Borrower on the date of each Disbursement, on each Interest Payment Date as well as on each Repayment Dates with reference to the circumstances existing on such day.

9B.	UNDERTAKINGS

9B.1	The Borrower shall apply the Loan only for the purposes for which the Facility has been sanctioned. The Borrower hereby undertakes that the amounts drawn under the Facility will be used by it exclusively for carrying out the abovesaid purpose and for no other purpose.

9B.2	The Borrower shall ensure at all time during the currency of the Facility that its liabilities under this Agreement shall rank at least pari passu in right and priority of payment with all its other present and future scouted un-subordinated indebtedness (actual or contingent) till the Final Settlement date except indebtedness preferred solely by mandatory provisions of applicable law;

9B.3	The Borrower shall promptly give written notice to the Bank of any Event of Default and of any other event which, with the giving of notice and/or lapse of time could constitute an Event of Default, at the same time informing the Bank of any action taken or proposed to be taken by the Borrower in that connection;

9B.4	Borrower shall provide the Bank:

a.	Five copies of its annual audited profit and loss account and balance sheet and annual report of the Borrower within 90 days, after the end of each financial year or immediately on being published /signed by the auditors. The Balance sheet shall present fairly the operation of the Borrower for the period covered by it and shall present fairly the financial position of the Borrower at the date as at which the same shall be prepared,

b.	Quarterly operating statement/funds flow statements/other statements promptly within two months at the end of the relevant quarter / the prescribed time.

c.	Half-yearly balance sheet and profit and loss account statements within two months from the end of the half year.

9B.5	The Borrower shall provide the Bank with such other financial or other information relating to it and its subsidiaries or any of them as the Bank may from time to time reasonably require;

9B.6	The Borrower shall obtain and promptly renew from time to time all authorisations, approval, consents, licenses and exemptions and effect all filings, registrations and other requirements as may be required under any applicable law or reputation to enable it to perform its obligations under this Agreement or required on its part for the validity or enforceability of this Agreement;

9B.7	The Borrower shall immediately upon becoming aware of the same give the Bank notice in writing of all litigation or administrative or arbitration proceedings before or of any court, judicial, administrative or governmental authority, arbitrators or other body affecting it which is or are threatened, instituted or commenced and which is or are likely to have Material Adverse Effect.

9B.8	In case the FACR falls below 1.25 times, the Borrower shall not without the previous consent in writing of the Bank, sell transfer or otherwise dispose of (whether by one transaction or a series of transactions and whether at any one time or over a period of time) the whole or any part of its assets except movables, in the ordinary course of its business or by reason of the same being worn out, obsolete, discarded, damaged or broken and in such a case will replace those so worn out obsolete, discarded, damaged or broken by others of a similar nature and of at least equal value.

9B.9	The Borrower shall not induct in their Board a person who has been identified as a wilful defaulter by RBI or CIBIL or is a director of a company, or a partner in a partnership firm which has been identified as a wilful defaulter and in case, such a person is found to be on the Board of Directors of the Borrower, it shall take expeditions and effective steps for removal of the person from its Board.

9B.10	The Borrower shall not without the prior written consent of the Bank voluntary enter into liquidation or dissolution or any merger, amalgamation or consolidation with any other person or entity except within group companies and subject to compliance with the financial covenants post such scheme and with prior intimation of 15 days to the Bank.

9B.11	The Borrower shall obtain external credit rating within 6 months from the date of First Disbursement, from an external credit rating agency recognised by RBI and acceptable to the Bank, all costs and expenses in relation to the above shall be borne by the Borrower.

10	COVENANTS

10.1	Positive Covenants

10.1.1	The Borrower shall allow the Bank to examine its books of accounts and to have the factories inspected, from time to time, by the officer(s) of the Bank and / or qualified auditors and/ or technical experts and / or management consultants of the Bank’s choice with reasonable prior notice. The Borrower shall bear the cost of such inspection.

10.1.2	The Borrower shall maintain adequate books of accounts, correctly reflecting its, financial position and scale of operations and shall not radically change its accounting system without prior written notice to the Bank.

10.1.3	The Borrower shall submit to the Bank such financial statements as may be required by the Bank from time to time, apart from the set of such statements to be furnished by the Borrower to Bank as on the date of publication of the Borrower’s annual accounts.

10.1.4	In the event of default, the Bank will have a first charge on the profits of the Borrower, after provision for taxation and dividend where applicable, for repayment of installments under term loans granted/deferred payment guarantees executed by the Bank or other repayment obligation, if any, due from the Borrower to the Bank.

10.1.5	The Bank shall have the right to securitise the secured assets and in the event of such securitisation the Bank is not bound to send an individual intimation as to the said securitisation to the Borrower and/or the guarantors.

10.1.6	The Borrower shall keep the Bank informed of the happening of any event likely to have substantial effect on their profit or business; if, for instance, monthly production or sales are substantially less than what had been indicated Lo the Bank, the Borrower shall inform the Bank accordingly, with explanations and the remedial steps proposed to be taken.

10.1.7	The Borrower shall submit the end use certificate, from a Chartered Accountant/ Statutory Auditor, regarding the utilisation of the proceeds of Disbursement within 3(three) months from the date of each Disbursement.

10.1.8	In the event of default, the Borrower shall keep the Bank advised of any circumstance adversely affecting the financial position of their subsidiaries/group companies or companies in which it has invested, including any action taken by any creditor against the said companies legally or otherwise.

10.1.9	The Borrower agrees 10 offer to the Bank on a right to first refusal basis at least pro-rata business relating to remittances, bills/cheque purchase, non-fund based transactions including LCs and BGs, forex transactions as well as any interest rate or currency hedging business contemplated by the Borrower, subject to mutually agreed pricing and terms and conditions.

10.1.10	The Borrower shall obtain Comprehensive insurance cover for the entire fixed assess of the Borrower hypothecated and / or mortgaged as security for the Facility. The Borrower shall deliver to the Lender promptly after the same are issued, copies, of all policies of insurance and renewals thereof and original endorsements thereto. Insurance policies shall contain the Bank’s hypothecation/mortgage clause and shall be in the name of the Borrower. The Borrower shall duly pay all premia and other sums payable and perform all actions necessary to ensure that the insurance as required in accordance with this Agreement is maintained. The Borrower shall ensure that the Bank is named as loss payee in each insurance policy in respect of the Secured Property. The Borrower agrees that, in the event of failure on the part of the Borrower to maintain the insurances required to be obtained by the Borrower the Bank may at its sole discretion get the Secured Property insured or pay the insurance premia and other sums referred to above, as the case may be whereupon all such amounts paid will form part of the outstandings, carry interest rate at the Default Rate from the date of payment by the Bank and shall be repayable on demand.

10.1.11	In the event of default, the Bank will have the option of appointing its Nominee Director/ Observer on the Board of directors of the Borrower to loot after its interest. The director’s normal fees and expenses will be defrayed by the Borrower. Such director/ Observer shall not be required to hold qualification shares and shall not be liable to retirement so long as the Facility granted by the Bank to the Borrower is outstanding. When the option is exercised by the Bank, the Borrower shall submit sufficiently in advance agenda papers relating to meetings of the Board of Directors or any committees thereof and forward duly certified copies of the proceedings of such meetings. The Bank will have the right to appoint a nominee to attend any meeting of shareholders, where the right is exercised, the agenda papers and proceedings should be sent to the Bank sufficiently in advance.

10.2	Negative Covenants

A.	During the currency of the Facility the Borrower shall not, without the prior written permission of the Bank:

10.2.1	Formulate any scheme of amalgamation or reconstruction, except within group companies and subject to Compliance with the financial covenants post scheme, without 15 days prior intimation to the Bank;

10.2.2	Sell, assign, mortgage or otherwise dispose off any of the fixed assets charged to the Bank, except where the FACR does not fall below 1.25;

10.2.3	Create any charge, lien or encumbrance over its undertaking or any part thereof in relation to the Secured Property in favour of any financial institution, bank, company, firm or persons except where the FACR does not fall below 1.25.

B.	During the currency of the Facility the Borrower shall not, without prior intimation to the Bank:

10.2.4	Permit any transfer of the controlling interest or make any drastic change in the management set-up.

C.	During the currency of the Facility and when there is an Event of Default declared, the Borrower shall not, without the prior written permission of the Bank

10.2.5	Effect any change in the capital structure of the Borrower;

10.2.6	Undertake any new project, implement any scheme of expansion or acquire fixed assets except those indicted in the funds flow statement submitted to the Bank from time to time and approved by the Bank;

10.2.7	Invest by way of share capital in or lend of advance funds to or place deposits with any other concern (including group companies) other than normal trade credit or security deposits in the normal course of business or advances to its employees can however be extended;

10.2.8	Enter into borrowing arrangement either secured or unsecured with any other bank, financial institution; company or otherwise or accept deposits apart from the arrangement indicated in the funds flow statements submitted to the Bank from time to time and approved by the Bank;

10.2.9	Undertake any guarantee obligation on behalf of any other company (including group companies);

10.2.10	Declare dividends for any year out of the profits relating to that year or of the previous years. It is however necessary for the borrower to ensure first that provisions are made and that no repayment obligations remain unmet at the time of making the request for Bank’s approval for the declaration of dividend;

10.2.11	Enter into any contractual obligation of a long-term nature or affecting the company financially to a significant extent;

10.2.12	Change the practice with regard to remuneration of directors by means of ordinary remuneration or commission, scale of sitting fees, etc;

10.2.13	Undertake any trading activity other than the sale of products arising out of its own manufacturing operations;

10.2.14	Repay monies brought in by the promoters/ directors/ principal shareholders and their friends and relatives by way of deposits/ loans / advances. Further, the rate of interest, if any, payable on such deposits/ loans/ advances should be lower than the rate of interest charged by the Bank on its term loan and payment of such interest will be subject to regular repayment of instalments under term loans granted deferred payment guarantees executed by the Bank or other repayment obligations, if any, due from the company to the Bank;

10.2.15	All unsecured loans/ deposits raised by the company for financing a project are always subordinate to the loans of the banks/ financial institution and should be permitted to be repaid only with the prior approval of the all the banks and the financial institutions concerned.

10.3	Financial Covenants

10.3.1	During the currency of the Facility the Borrower shall ensure that there is no adverse deviation in the following, financial parameters, arrived at based on standalone audited results starting from Financial Year ended on 31.03.2015, from the level stipulated herein below:

(a)	The Current ratio shall not fall below the Minimum level of 1.00

(b)	The TOL/TNW shall not exceed the maximum permitted level of 3.00

(c)	Interest coverage ratio shall not fall below the Minimum level of 1.50

(d)	Return on Capital Employed shall not fall below the Minimum level of 6%

(e)	GDSCR shall not fall below the Minimum level of 1.25

10.3.2	In the event of adverse deviation exceeding 20% from stipulated level in any two of the financial covenants, the Borrower shall be liable to pay additional interest at the rate of 0.25% p.a. over and above the Applicable Interest Rate on the entire outstanding Loan for the period of non-adherence However, if the external credit rating of the Borrower is below the AA category during the period of the said adverse deviation, then Borrower shall be liable to pay additional interest at the rate of 1% p.a. instead of 0.25% p.a. over and above the Applicable Interest Rate on the entire outstanding Loan for the period of non-adherence. Additional interest payable in case of breach of financial covenant shall stop from the date the Borrower satisfies the Bank about having recompiled the financial covenants by way of a Chartered Accountant certification. In case of continuous default i.e. an adverse deviation of more than 20% in any two of the financial covenants from the levels mentioned above for a period of two consecutive financial years, the Bank reserves the right to stipulate any other conditions as deemed necessary.

11	PAYMENTS

11.1	All payments to be made under this Agreement shall be made directly to the Lending Office of the Bank or at such other place as may be specified by the Bank electronically preferably by RTGS or or by electronic transfer to the account of the Bank (except when payment is made through payable-at-par cheque drawn on a Bank which is not on NEFT or RTGS) during normal banking hours on the Due Date thereof. Subject to the provisions of this Agreement if any sum falls due for payment under this Agreement on a day which is not a Business Day such payment shall be made on the immediately preceding Business Day.

11.2	All sums payable by the Borrower under this Agreement whether of principal, interest, fees or otherwise shall be paid in full without any set-off, counter-claim or condition and five and clear of and without any deduction.

11.3	All payments to be made by the Borrower under this Agreement shall be made to the Bank at its CAG BKC branch Mumbai or at such other office as the Bank may notify to the Borrower from time to time.

11.4	Notwithstanding anything to the contrary contained in this Agreement or in any other agreement with the Borrower, in the event of failure by the Borrower to pay any sum on the Due Date on which such sum is expressed to be due and payable pursuant to this Agreement the Bank shall have the right without notice or demand to set off any sums held to the credit of the Borrower and/or debit any other account of the Borrower in the books of the Bank.

11.5	If the Borrower shall pay a sum which is Jess than the total amount due and overdue in respect of principal, interest, commission, fees, and any other sum due under this Agreement on the day on which such sum is paid, the Borrower waives any right it may have to make any appropriation of such sum as between any amounts so due and overdue and the sum so paid shall be applied by the Bank in or towards satisfaction of such amount or amounts which are due or overdue for payment on that day in the following order or such other order as the Rank may deem fit:

a)	Interest on costs, charges, expenses and other monies

b)	Costs, charges, expense and other moneys due and payable or becoming due and payable to the Bank;

c)	Interests due and payable and / or accruing due and payable to the Bank;

d)	Prepayment Penalty and

e)	Lastly, towards repayment of the amount of principal sum due and payable or becoming due and payable to the Bank.

11.6	Notwithstanding anything contained in Section 11.5 above, the Bank may, in its absolute discretion, appropriate in any manner, such payment towards the dues, if any, payable by the Borrower under any other Financing Documents.

12	EVENTS OF DEFAULT

12.1	The Borrower shall, immediately upon happening of an Event of Default, notify the Bank the occurrence of the same. Upon the occurrence of any of the following specified events (each an “Event of Default”) the Bank may at its absolute discretion declare by a notice in writing to the Borrower that an Event of Default has occurred and the Loan and all interest and commission Or fees accrued and all other sums payable pursuant to this. Agreement to be immediately due and payable whereupon the same shall become immediately due and payable without any further presentment, demand, protest or any other notice of any kind:

a)	The Borrower’s failure to pay the principal or any interest or any other sum payable pursuant to this Agreement on the Due Date upon which the same is due and payable pursuant to this Agreement and such default continues for a period Exceeding 7 days from such due date;

b)	If the Borrower commits any breach of or omit to observe any of its covenants (other than financial Covenants), obligations or undertakings under this Agreement (other than failure to pay any sum due under this Agreement) and in respect of any such breach or omission which is capable of being, remedied, such breach or omission is not remedied within JO days of knowing such breach or omission;

c)	If any representation or warranty made or deemed to be made by the Borrower in or pursuant to this Agreement, or in any notice, certificate, instrument or statement contemplated by or made or delivered pursuant to this Agreement is incorrect and the same is not rectified within 30 days of becoming aware of the same;

d)	If any other indebtedness of the Borrower to the Bank is not paid when due or within the grace period if allowed by the bank in writing or becomes prematurely payable or capable of being prematurely declared payable or if steps are taken to enforce any security for such indebtedness or recover such indebtedness; or

e)	The Borrower ceasing or threatening to cease, to carry on all or substantially all of its business or operations; or

f)	Any action is taken for or with a view to the winding up of the Borrower otherwise than for the purpose of reorganization approved in writing by the Bank or as allowed under this Agreement; and such action is not dismissed or stayed within a period of 90 days; or

g)	If the Borrower becomes insolvent or is unable to pay its debts or enter into any arrangement with any of its creditors in order to avoid payment or in expectation of insolvency or stops or threatens to stop payments generally or a receiver is appointed over or has taken possession of any of the assets of the Borrower; or

h)	At any time if the Borrower refutes or repudiates its obligation under this Agreement to be valid, legal and binding and enforceable against the Borrower in accordance with its terms; or

i)	Occurrence of any circumstances which is prejudicial to or impairs, imperils or depreciates or which is likely to prejudice impair, imperil or depreciates the security given to the Bank and such circumstances continue for a period exceeding 60 days;

j)	Occurrence of any material event or circumstance or change in the business which prejudicially or adversely affect in any manner the capacity of the Borrower to discharge its obligations under this Agreement;

k)	It becomes unlawful for the Bank to make, maintain or fund the Loan as contemplated in this Agreement or any of the obligations expressed its being assumed by the Borrower under this Agreement.

12.2	No further Drawing may be made after the occurrence of an Event of Default, The Bank may at any time after the happening of an Event of Default (whether or not notice shall have been given by the Borrower of such Event of Default) at its discretion while such Event of Default shall be continuing by notice in writing, to the Borrower declare the Loan and interest and commission or fees accrued and all other sums payable pursuant to this Agreement to be immediately due and payable whereupon the same shall become immediately due and payable without any further presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding, and the Borrower shall immediately pay the same to the Bank and the total commitments shall be cancelled and the facility shall automatically cease 10 be available in the Borrower; and the Security created in terms of the Security Documents shall become enforceable and the Bank shall have, including without limitation, the following rights (notwithstanding anything to the contrary in this Agreement), namely:

(a)	exercise any and all rights specified in the Security Documents including, without limitation, to enforce all of the Security created pursuant to the Security Documents,

(b)	exercise such other remedies as permitted or available under Applicable Law.

(c)	enter upon and take possession of the Secured Property of the Borrowers transfer the Secured Property of the Borrower by way of tease or leave and license or sale;

(d)	To instruct any person, who is liable to make any payment to the Borrower in relation to the Secured Property, to pay directly to the Bank;

(e)	To collect by itself or through nominee(s) or agent(s) and retain all cash proceeds in relation to the Secured Property and to use such monies in whole or in part, towards repayment of the Borrower’s obligations to the Bank and/or in terms of the finance Documents.

(f)	To exercise alt or any rights or remedies of the Borrower in such manner as the Bank may determine in its absolute discretion;

(g)	To sell, assign or otherwise dispose of any of the Secured Property in such manner, at such time, at such place or places and on such terms as the Bank may, in compliance with any requirements of law, determine in its absolute discretion;

(h)	The Bank may exercise its unqualified right to disclose or publish the Borrower’s name or the name of the directors as defaulter in such manner and through such medium as the Bank or RBI in their absolute discretion may think fit.

13	CONSENT TO DISCLOSE NAME AND INFORMATION:

13.1	As a precondition relating to the grant of the Facility, the Borrower hereby agrees and consents for the disclosure by the Bank of all or any information and data relating to the Borrower, she Facility availed by the Borrower, obligations assumed/ to be assumed by the Borrower in relation therein and the default if any committed by the Borrower in discharge thereof, as the Bank may deem appropriate and necessary to disclose and furnish to Credit Information Bureau (India) Limited and any other agency so authorised in this behalf by RBI.

13.2	The Borrower hereby declares that the information and data furnished and /or to be furnished by the Borrower to the Bank are and shall be true and correct.

13.3	The Borrower hereby agrees that the Credit Information Bureau (India) Limited and any other agency so authorised may use, process the said information and data disclosed by the Bank in the manner as deemed fit by them; and the Credit Information Bureau (India) Limited and any other agency so authorised may furnish for consideration, the processed information and data or products thereof prepared by them, to Banks or financial institutions and other credit grantors or registered users, as may be specified by the Reserve Bank in this behalf.

13.4	The Borrower hereby agrees that the Bank may disclose information regarding the Borrower the Facility and any other financial assistance availed by the Borrower from the Bank etc., as it may deem fit to any other bank or financial institution having banking, relationship with the Borrower or intends to have banking relationship with Borrower or any other institution as approved by RBI from time to time; or any actual or potential assignee to whom the Bank might transfer the whole or part of the Facility or who intends to participate in the Facility.

14	NOTICES

14.1	Any notice or other communication required to be given -

a)	To the Bank under this Agreement shall be addressed and delivered at CAG BKC Branch Mumbai marked for attention of the General Manager and Regional Head.

b)	To the Borrower under this Agreement shall be addressed and delivered to the Borrower at its Registered office at Sesa Ghor, 20, EDC Complex, Patto, Panaji, Goa 403 001 and local office at Mumbai marked for attention of CFO, Sesa Sterlite Limited, C 101, Business Square, Solitaire Corporate Park. Andheri Kurla Road, Chakala, Andheri (E), Mumbai 400 093.

c)	To the Security Trustee at

Apeejay House, 6th Floor, 3, Dinshaw Wachha Road,

Churchgate, Mumbai – 400 020

Tel: 022-4302 5555, Fax: 022-4302 5500

14.2	The Bank shall be entitled to act upon (and the Borrower shall be bound accordingly by) any notice or other communication believed by the Bank to be given or made by the person or persons duly authorised by the Borrower to give or make the same.

14.3	All notice to be given hereunder may be given:

(a)	By ordinary prepaid mail to the addresses identified by the parties hereto (unless one party by 15 days’ notice to the other shall specify another address) and shall be deemed to have been received on the day upon which in the ordinary course of mail it should have been received; or

(b)	By facsimile to the fax number identified by the panics herein (unless one party by 15 days’ notice to the other shall specify another number) effective upon transmission; and

(c)	By courier to the addresses identified by the parties hereto upon receipt thereof.

15	ASSIGNMENT

15.1	This Agreement shall be binding upon and enure to the benefit of the Bank, the Borrower and their respective successors.

15.2	The Borrower shall not assign or transfer any of its rights and or obligations Under this Agreement to any other person without the prior written consent of the Bank.

15.3	The Borrower hereby recognises and acknowledges that the Bank shall have the right to securitise, sell, assign or otherwise transfer in any manner whatsoever, in whole or in part and in such manner and on such terms as the Bank may decide (including if deemed appropriate by the Bank reserving a right to the Bank to retain its, power to proceed against the Borrower on behalf of the purchaser, assignee or transferee) any or all outstanding dues of the Borrower, to any third party of the Bank’s choice without any further reference or intimation or notice to the Borrower, and without seeking any consent of the Borrower and without affecting the Borrower’s duties and obligations hereunder.

16	WAIVER, REMEDIES CUMULATIVE

No failure or delay by the Bank in exercising any right, power or privilege under this Agreement shall impair the same or operate as a waiver of the same nor shall any single or partial exercise of any right power or privilege preclude any further exercise of the same or the exercise of any other right power or privilege. The rights and remedies provided under this Agreement are cumulative and not exclusive of any rights and remedies provided by law.

17	GOVERNING LAW AND JURISDICTION

17.1	This Agreement shall be governed by and construed in accordance with the Laws of India. All the parties hereto hereby irrevocably agree that the courts or Tribunals in Bhubneshwar are to have non exclusive jurisdiction to settle any dispute, which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceeding (together in this clause referred to as ‘Proceedings’) arising out of this Agreement may be brought in such courts or tribunals.

17.2	Nothing contained in this clause shall limit the right of the Bank to take any other proceedings otherwise than through court of law or proceedings against the Borrower in any other court of competent jurisdiction, nor shall the taking of proceedings in one or more jurisdiction, preclude the taking of any other proceedings in any other jurisdiction whether concurrently or not.

18	AGREEMENT IN COUNTERPARTS

This Agreement may be executed in two counterparts, all which, taken together, shall constitute one and the same Agreement and each of which shall be treated as an original.

SCHEDULE I

REPAYMENT SCHEDULE

(Amount of Rupees in crores)

No	Repayment Date	Repayment in % of the Loan Amount	Repayment Instalment
1	31-Dec-14	0.625%	31.25
2	31-Mar-15	0.625%	31.25
3	30-Jun-15	0.9375%	46.875
4	30-Sep-15	0.9375%	46.875
5	31-Dec-15	0.9375%	46.875
6	31-Mar-16	0.9375%	46.875
7	30-Jun-16	1.25%	62.5
8	30-Sep-16	1.25%	62.5
9	31-Dec-16	1.25%	62.5
10	31-Mar-17	1.25%	62.5
11	30-Jun-17	1.25%	62.5
12	30-Sep-17	1.25%	62.5
13	31-Dec-17	1.25%	62.5
14	31-Mar-18	1.25%	62.5
15	30-Jun-18	2.50%	125
16	30-Sep-18	2.50%	125
17	31-Dec-18	2.50%	125
18	31-Mar-19	2.50%	125
19	30-Jun-19	6.25%	312.5
20	30-Sep-19	6.25%	312.5
21	31-Dec-19	6.25%	312.5
22	31-Mar-20	6.25%	312.5
23	30-Jun-20	6.25%	312.5
24	30-Sep-20	6.25%	312.5
25	31-Dec-20	6.25%	312.5
26	31-Mar-21	6.25%	312.5
27	30-Jun-21	6.25%	312.5
28	30-Sep-21	6.25%	312.5
29	31-Dec-21	6.25%	312.5
30	31-Mar-22	6.25%	312.5

	Total	100%	5000

SCHEDULE II

Details of Immovable Property

List of Leasehold Land in the name of Vedanta Aluminium Limited

SI. No.	Date of the Registered Lease Deed	Registered Lease Deed No.	Villages/Mouza Covered	Leased Area (in Acres)
1	June 29, 2004	1937	Sindhibahal, Bandhaguda, Kothaduar, Barbhata, Kinarl and Bundel.	494.22
2	October 8, 2004	2104	Kinarl, Darobhata and Kothaduar	80.90

3	October 28, 2006	2138 & 2139	Bundel, Harekrushnapur, Narayanpur, Jagannathpur, Chhatrapur, Nangalbeda, Bilatipadar, Lanjigath, Kasibadi, Malikukudaghar, Raghunathpur, Mohanguda, Chandanpur, Kamankhunti, Gopinathpur, Jodabandha and Dangargada	446.41
4	January 17, 2007	121	Rengaopaili, Kenduguda and Kothaduar	393.99
5	January 17, 2007	122	Jagannath pur, Narayanpur, Kasibadi, Gopinathpur, Harekrushnapur, Rengopalli, Raghunathpur, Nangalbeda, Mohanguda, Chandanpur, Borbhatta, Kenduguda, Bandhaguda, Kothaduar, Bilatipadar, Kamankhunti, Dangargarti, Jodabandha and Kinarl	263.28
6	March 27, 2009	1164	Phuldumer and Palbir	32.40
7	May 28, 2009	1923	Nutanbaeli, Kamankhunti, Chandanpur, Gopinathur, Jodabandha, Bitatipadar, Nangalbeda, Harekrushnapur, Mohanguda, Rahgunatahpur, Chbatrapur, Lanjigarh and Malikukudaghar	94.33
8	May 28, 2009	1924	Nangalbeda, Nutanbaeli, Naraynpur, Bilatipadar, Harekrushnapur, Lanjigarh, Chandanpur and Mohanguda	26.29
9	January 12, 2011	10881100135	Jagannathpur, Kothaduar and Lanjigarh	4.51
10	June 20, 2009	1143	Paikaranipinda and Ambodala	82.31
11	May 3, 2010	860	Babruguda	9.80
12	February 15, 2007	432	Bhurkamunda	528.01
13	February 15, 2007	433	Bhurkamunda and Bhaglpall	171.30
14	July 11, 2008	2576	Kurebaga, Bhurkamunda and Brundamal	160.05
15	July 11, 2008	2568	Brundamal	394.89
16	May 27, 2008	2033	Bhurkamunda	115.58
17	July 16, 2009	1995	Bhurkamunda	52.93
18	August 27, 2009	2302	Bhaglpall	91.55
19	July 16, 2009	1996	Bhurkamunda, Brundamal, and Kurebaga	105.63
20	July 16, 2009	1992	Brundamal	5.12
21	December 8, 2009	3211	Kherual	14.15
22	July 16, 2009	1993	Kurebaga	61.91
23	May 22, 2009	1362	Jharsuguda Town Unit No. 5	9.54
24	July 11, 2008	2566	Jharsuguda Town Unit No. 7	2.29
25	July 7, 2010	10861002754	Jharsuguda Town Unit No. 5	5.19
26	July 7, 2010	10861002755	Jharsuguda Town Unit No. 6	37.30
27	February 2, 2009	323	Jharsuguda Town Unit No. 6	44.91
28	February 24, 2010	675	Brundamal and Bhaglpall	2.11
29	November 5, 2009	2866	Kurebaga	44.75
30	November 6, 2006	2791	Bhurkamunda	8.18
31	May 22, 2009	1366	Bhurkamunda	8.85
32	May 22, 2009	1364	Bhurkamunda and Brundamal	2.44
33	October 5, 2010	10861003993	Bhurkamunda	9.90
34	August 27, 2009	2303	Brundamal	0.13
35	October 22, 2013	10861302680	Sripura	0.08
36	December 15, 2011	10861104626	Bhurkamunda, Bhagipali & Jharsuguda Town Unit No. 7	11.14
37	June 16, 2013	10861301861	Brundamal	0.82
38	September 04, 2013	10861302684 & 10861302682	Jharsuguda Town Unit No. 2 & Unit No. 9	33.80
39	October 18, 2011	10861104284	Bhagipali	1.09
40	August 08, 2012	10861202829	Bhurkamunda	14.58
41	June 19, 2013	10861301859	Kurebaga	2.31
42	October 11, 2012	10861203475	Kurebaga	4.28
43	June 18, 2013	11651300805	Khadiapali, Nishanbhanga, Pandoloi & Thelkoli	1.29

List of Owned land in the name of Vedanta Aluminium Limited

SI. No.	Date of the Registered Sale Deed	Registered Sale Deed No.	Villages/Mouza Covered	Area (in Acres)
1	June 29, 2007	1805, 1806, 1807, 1809	Brundamal	4.10
2	January 04, 2011	10861100037	Brundamal	4.24
3	January 28, 2008	288	Jharsuguda Town Unit No. 5	6.98
4	May 12, 2010	1696 of 2010	Jharsuguda Town Unit No. 5	4.00

SCHEDULE III

Details of Charges created/under creation in relation to existing borrowings

Lender / Charge Holder	Type of Charge	Amount	Remarks
Axis Trustee Services Limited	Hypothecation and Mortgage	Term Loan – Rs. 2,000 Crores	Mortgage is to be created
SBI CAP Trustee Services Limited	Hypothecation and Mortgage	Term Loan-Rs. 10,250 Crores	-
Axis Bank Limited, Hongkong Branch	Hypothecation	ECB-Rs. 2,255 Crores	Subservient Charge
Axis Bank Limited, Central Office, Mumbai	Hypothecation	ECB-Rs. 275 Crores	Subservient Charge
State Bank of Bikaner & Jaipur	Hypothecation and Mortgage	Term Loan-Rs. 500 Crores	Hypothecation done in favour of SBBJ. Mortgage to be done in favour of lender/ security trustee. This hypothecation will be merged with below mentioned lenders of Rs. 6025 Crs and thus hypothecation for Rs, 6525 Crs will be created in favour of security trustee.
Union Bank of India, Bank of India, Syndicate Bank and Bank of Baroda	Hypothecation and Mortgage	Term Loan-Rs. 6,025 Crores	Hypothecation & Mortgage to be created in favour of lender/security trustee.
ICICI Bank	Hypothecation	Capex LC/LUT/BG-Rs. 2,500 Crores	-
SBI Bank	Hypothecation	Working Capital Limit- Rs. 1,550 Crores	Second Charge.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the day month and year first hereinabove written as hereinafter appearing.

THE COMMON SEAL OF THE SESA STERLITE LIMITED was hereunto affixed pursuant to the resolution of the Board of Directors of the company dated January 28, 2014 and the resolution of the committee of Directors passed in that behalf on the 29th day of March, 2014 in the presence of Mr. Din Dayal Jalan Wholetime Director and G.R. Arun Kumar

	] ] ] ] ] ] ] ] ] ] ] ] ] ] ] ] ] ]	/s/ Din Dayal Jalan /s/ G.R. Arun Kumar

Signed for and on behalf of STATE BANK OF INDIA by Shri P. PRAKASH, CHIEF MANAGER (designation) and as such an authorised officer of State Bank of India.	] ] ] ] ] ] ]

Signed for and on behalf of SBICAP TRUSTEE COMPANY LIMITED by Shri Mohit Kishoe, Manager, its authorized signatory.